

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

Via E-mail
Antoine J. Lafargue
Chief Financial Officer
Tellurian Inc.
1201 Louisiana Street, Suite 3100
Houston, TX 77002

Re: Tellurian Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2019
Exhibit No. 10.1 - Equity Capital Contribution Agreement, dated as of July 10, 2019, by and between Driftwood Holdings LP and TOTAL Delaware, Inc.
Exhibit No. 10.2 - LNG Sale and Purchase Agreement, dated as of July 10, 2019, by and between Tellurian Trading UK Ltd and Total Gas & Power North America, Inc.
Exhibit No. 10.3 - Change Order CO-002, dated as of July 24, 2019, to the Lump Sum Turnkey Agreement for the Engineering, Procurement and Construction of the Driftwood LNG Phase 1 Liquefaction Facility, dated as of November 10, 2017, by and between Driftwood LNG LLC and Bechtel Oil, Gas and Chemicals, Inc.
Exhibit No. 10.4 - Change Order CO-003, executed on July 24, 2019, to the Lump Sum Turnkey Agreement for the Engineering, Procurement and Construction of the Driftwood LNG Phase 1 Liquefaction Facility, dated as of November 10, 2017, by and between Driftwood LNG LLC and Bechtel Oil, Gas and Chemicals, Inc.
Exhibit No. 10.5 - Change Order CO-002, executed on July 24, 2019, to the Lump Sum Turnkey Agreement for the Engineering, Procurement and Construction of the Driftwood LNG Phase 2 Liquefaction Facility, dated as of November 10, 2017, by and between Driftwood LNG LLC and Bechtel Oil, Gas and Chemicals, Inc.
Filed November 6, 2019
File No. 001-05507

Dear Mr. Lafargue:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance